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                                                                    NEWS RELEASE

             BROOKFIELD HOMES ANNOUNCES 3RD QUARTER NET NEW ORDERS,
                 FINAL RESULTS OF DUTCH AUCTION TENDER OFFER AND
                Notice of 3rd Quarter Conference Call and Webcast

               Del Mar, California, October 6, 2003 - (BHS: NYSE)

Net New Orders

Net new orders increased by 23 units for the three months ended September 30, 2003 compared to the same period in 2002. Strong market conditions contributed to sales increases, however sales in the San Diego / Riverside area were down during the quarter as a result of fewer homes available for sale. Sales backlog at September 30, 2003 includes 309 units for closings in 2004 or 18% of our planned 1,750 home closings for 2004.

A summary by region of the net new orders for the three months and nine months ended September 30 is as follows:

                              Three Months Ended Sept. 30    Nine Months Ended Sept. 30
                              ---------------------------    --------------------------
                                  2003           2002           2003           2002
---------------------------------------------------------------------------------------
San Francisco Bay Area              81             67            269            252
Southland / Los Angeles            108            101            267            408
San Diego / Riverside               69             93            400            284
Northern Virginia                  133            107            456            422
---------------------------------------------------------------------------------------
                                   391            368          1,392          1,366
---------------------------------------------------------------------------------------

During the three months ended September 30, 2003, active selling communities totaled 27, compared with 28 for the three months ended September 30, 2002. A summary by region of the active selling communities for the three months ended September 30 is as follows:

                                                  2003        2002
                                                ------      ------
            San Francisco Bay Area                   6           5
            Southland / Los Angeles                  4           8
            San Diego / Riverside                    3           3
            Northern Virginia                       14          12

Dutch Auction Tender Offer

Brookfield Homes Corporation also announced today the final results of its Dutch auction tender offer, which was extended to and expired on September 30, 2003. Based on a final count by Mellon Investor Services LLC, the depositary for the tender offer, 1,092,733 shares of common stock were properly tendered and not properly withdrawn, including shares tendered by Brascan Corporation, the major stockholder of Brookfield Homes. All of these shares have been accepted for purchase at a price of $18.50 per share.

Webcast and Conference Call for Investors and Analysts

You are invited to participate in Brookfield Homes' Q3/2003 Conference Call on Friday, October 31, 2003 at 11:00 a.m. (ET) to discuss with members of senior management our third quarter 2003 results.

Brookfield Homes will release its 2003 third quarter financial results on October 30th at approximately 5:00 p.m. (EST), and they will be available on our website at www.brookfieldhomes.com under "Investor Relations - Press Releases." Our second quarter supplemental information package will also be available on October 30th under "Investor Relations - Financial Reports and Investor Presentations." The Conference Call will also be Webcast live on our website, where it will be archived for future reference.

To participate in the Conference Call, please dial 416-695-5261 or 1-877-461-2816, toll free in North America, at approximately 10 minutes prior to the start time. The reservation number for this call is T451869S. For those unable to participate in the Conference Call, a taped rebroadcast will also be available until midnight Friday, November 13, 2003. To access this rebroadcast, please call 416-695-6244 or 1-888-442-3925, toll free in North America, and enter the reservation number 1869.

Brookfield Homes Corporation

Brookfield Homes Corporation is a residential homebuilder and land developer, building homes and developing land in master-planned communities and infill locations. We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers. We also develop land for our own communities and sell lots to other homebuilders. Our portfolio includes over 20,000 lots owned and controlled in the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; and Northern Virginia markets. For more information, visit the Brookfield Homes website at www.brookfieldhomes.com.

Contact Information:

Linda Northwood
Director, Investor Relations
Tel: 858-481-2567
Email: lnorthwood@brookfieldhomes.com

                            * * * * * * * * * * * * *

Note: Certain statements in this press release that are not historical facts, including information concerning planned home closings constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our Form 10-K and other SEC filings, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.